Exhibit 99.4

delivering on
long-term value
creation.

Group Interim Results for the six months
ended September 30, 2006

Telkom SA Limited

Agenda

Papi Molotsane:

Papi Molotsane:

Kaushik Patel:

Financial performance

Fixed-line operational highlights

Mobile performance

Group financials

The way forward

Cautionary statement on forward looking statements

All of the statements included in this presentation, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission; its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication – Related Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in our expectation.

To be a leading customer and  employee centred
ICT solutions service provider

Enhancing customer satisfaction through customer
centricity

Retaining revenue and generating growth

Engaging Telkom’s people to maintain competitive
advantage

Evolving to a NGN in order to support profitable growth
through prudent cost management

Repositioning Telkom stakeholder management to
create healthy external relationships

Vision and strategy

Financial performance

Papi Molotsane

Financial Performance

Group operating revenue      7.3 % to R25.2 billion

EBITDA margin      to 40.7% from 44.5% in
September 2005

Operating profit     0.8% to R7.7 billion

Net debt to equity      to 41.6% from 23.2% in March
2006

EBITDA      2.0% to R10.2 billion

HEPS     10.6% to 874.7 cents per share

Fixed-line operational highlights

9,523
8,430
2,258
2,298
2,027
2,017
246
265
Local
Long distance
Fixed-to-mobile
International outgoing
Sep 05
Sep 06
15,905
14,844
Total

Millions of minutes

7.7%

(0.5%)

1.8%

(11.5%)

Fixed-line traffic

(6.7%)

Traffic volumes have been negatively impacted by the migration to broadband, increased data services volumes and fixed to mobile substitution

4,730
4,675
Sep 05
Sep 06

1,814
1,804
Sep 05
Sep 06

Traffic (continued)

(1.8)

164

167

Payphones

3.8

708

682

ISDN

(2.2)

1,572

1,608

Post-paid residential

1.5

1,424

1,403

Post-paid Business

(7.2)

807

870

Prepaid lines

%

2006

2005

Thousands

Total fixed access lines1

Interconnection traffic

(6.3)

644

687

International

4.7

1,170

1,117

Mobile-to-fixed

%

2006

2005

Millions

Total interconnection traffic

(millions)

Subscriptions and connections –access lines1

(1.2%)

1.  Excluding Telkom lines

0.6%

(thousands)

14,316
19,890
Sep 05
Sep 06

261,721
300,570
Sep 05
Sep 06

Strong data growth

Managed data network sites

38.9% growth in managed data network sites

99.6% growth in ADSL subscribers to 190,1721

15.8% growth in 64 kbit/sec equivalent circuits 602,771

14.8% growth in internet subscribers to 300,5702

No 1 in Broadband market -  Joint No 1 in Internet subscribers

1. Excluding internal lines                2. Includes Telkom ADSL, satellite and dial-up subscribers

Internet subscribers

38.9%

14.8%

Strategic intent

Flat rate plan to combat the negative minute of use trend in the consumer market

Reduce arbitrage opportunities between local and long distance rates and reduce gap between Standard and CallMore rates

Revenue retention

Improved value proposition to limit
market share loss while contributing
to Telkom’s customer centric
objectives

Bundle opportunities to grow
revenue

0
71,317
90,946
119,376
145,033
166,066
188,598
206,436
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06

GettingCloser
makesyourmoneygofurther
Telkom CLOSER
Budget Calling Plans

Product highlights

Launched in February 2006

Subscribers at 206,436 at end September 2006

Prepaid customers migrating to postpaid in order to
take up value offering and ADSL

Growth of 189.5% in
6 months

Telkom Closer

Telkom Closer discount-calling plan

Notebook for mobility and Internet access

Multiple choice of bundles

Increased PC penetration to 13% from
12% in September 2005

Increased network utilisation

Sold 884 enhanced PC bundles

Product highlights (continued)

Package options

Enhanced PC Bundles introduced in September 2006

Increased annuity revenue

Improved competitive position

Reduce arbitrage between local
and long-distance

Enhanced business bundles

Launched one for SMEs - May 2006

Saving on local, long distance, internet
dial-up, fixed to mobile and international
calls

2,037 account subscriptions - September
2006

Seen exponential growth of 355% over
18 months

Adopted across different segments

Now enhanced with VSAT access

Launching Telkom Global VPN -
November 2006

Packet based services 11,823 -
September 2006

Telkom Supreme Call

Realised Telkom Benefits

VPN Supreme

Americas

223+

cities

Asia Pacific

186+ cities

353+ cities

Our IP VPN extended coverage spans across

70 countries and over 700 cities globally

Mid-East,

Africa

Product and services: Retail business
Data and converged IP services: Global IP VPN

Other product developments

Strategic alliance between Telkom and the
property developers

Geared towards gated communities, multi-
tenanted complexes and business developments

Bundled voice, data and video services

Indirect customer interface

Indirect sales channels through Woolworths – negotiations with other vendors continuing

Smart Moves – product offering for new home owners through partnership with the banks

External sales agent programme launched - April 2006

Telkom PD Connect

Broadband market

Accelerated fibre roll-out to shorten copper
loop lengths

Self install option for ADSL has just been
customised for SA and roll-out is beginning

Accelerated broadband access technology
roll-out of IMAX for wireline solution and
WiMAX for wireless solution

Update

3%
7%
9%
14%
67%
Telkom
Vodacom 3G
MTN
WBS iBurst
Sentech

ADSL market

Increase in value proposition

Up to 4 Mbps trial launched - September
2006

Increase value proposition to customers as
4 Mbps is offered at the same price as DSL
1024

Sales increase on DSL 1024 from average
360 per week to 660 per week since launch

All providers growing strongly in their own
markets based on their technology and
license terms

Strategic positioning of Telkom as the
leader in Broadband

WiMAX customer connection to be launched to complement ADSL

Estimated as at April 2006

Market share

Analyse
transactional
data

Touch Point

observations

Review

market

research

Conduct

staff

interviews

Customer centricity

Analysing the problem

Detailed implementation planning

Team establishment and capability
development

Established program management
office (PMO)

PMO execution

Implementation planning &

monitoring activities

Action plan

Customer centricity roadmap

      (24 Quick-Wins, 43 Initiatives)

100 and 200 Day Plans for Quick-
Wins

2 Year time plan for initiatives

Current deployment of NGN

A platform for converged multimedia services to support the South
African business bandwidth requirements

A single multi service access platform including Narrowband and
Broadband services, for wireline legacy and converged applications

Business and consumer Broadband connectivity (IMAX Platform)

Business Broadband connectivity (Metro Ethernet NG-SDH1 )

Multi service wireless access platforms
for high bandwidth voice and data
solutions with nomadic capabilities

Business and consumer nomadic connectivity (WiFi & WiMAX)

1. Next Generation – Synchronous Digital Hierarchy

Current deployment of NGN (continued)

Enabling business operations (NGOSS)

Unified and standard support systems to
manage converged services and
applications

A platform to support NG voice services such as Centrex functionality

Rapid and flexible converged service creation (Soft-switching platform)

Transport of converged services (IP-Net)

Network capable of supporting various IP based services such as VoIP,
IPTV, hosted PBX, etc.

Regulatory updates

Electronic Communications Act (ECA)

Came into effect on July 19, 2006 with the following impact on Telkom

License to be converted to network license and service license

All existing license rights will be preserved

Impact on price controls, terms and conditions of access and interconnection and facilities leasing

Interconnection and facilities leasing

FAC Regulatory Financial Statements filed in September 2005 and updates in September 2006

LRIC Regulatory Financial Statements filed on September 29, 2006

Continuous negotiations with Neotel for essential facilities including interconnection and shared access

Interconnectivity agreements with VANS have been concluded

RICA Act

-
-
-

Number Portability

-
-

Tariff regulation

-
-
-
-

Regulatory updates

Since June 2006

Requires service providers to obtain and keep customer details

Telkom is in consultation with the Office of Interception Centres and DOC to adopt this in the first quarter of 2007

Block portability is currently implementable; individual geographic number portability expected from April 2008

Functional specification regulations in place during November for mobile operators.  Not yet for fixed-line operators

Tariff regime approved by Regulator in June 2005, effective July 1, 2006

August 2006 filing saw a decrease of 2.1% in the overall price of the basket of products

The basket of products includes ADSL which saw price decreases of up to 24%

In excess of 65% of Telkom revenue are in the regulated basket

Mobile performance

Strong performance from the mobile segment

34.7% increase in total customers to 25.8 million

20.3% growth in mobile operating revenue to R9.7 billion

61.5% growth in data revenue

33.8% EBITDA margin sustained despite declining ARPU’s

27.5% increase in customers per employee to 4,883 in SA

Market share increased to 59% from 58%

34.2 million

estimated mobile

customers in SA

Estimated market share at September 30, 2006

Virgin Mobile

0.1%

4.2
5.3
147
124
17.4
43.0
15.8
20.2
Gross Connections
ARPU
Churn
Customers
Sep 05
Sep 06

Mobile operational highlights – South Africa

27.0%

28.1%

147.1%

(15.6%)

(millions)

(ZAR per month)

(%)

(millions)

Sep 03
Sep 04
Sep 05
Sep 06
1,070
2,141
3,349
5,552
164
336
694
71
122
171
238
458
903
1,236
2,027
541
952
1,606
2,593
Total
Mozambique
Lesotho
DRC
Tanzania

Sep 03
Sep 04
Sep 05
Sep 06
63
41
27
119
91
77
76
182
111
89
83
136
91
73
53
Mozambique
Lesotho
DRC
Tanzania

Strong mobile growth outside SA borders

Customers

In thousands

ARPU

In ZAR

Group financials

Kaushik Patel

44.5
43.2
40.7
Sep 05
Mar 06
Sep 06

32.5
30.8
30.6
Sep 05
Mar 06
Sep 06

Group profitability

(2.0)

10,225

10,429

EBITDA

7.5

868.1

807.4

Basic earnings per
share (cents)

4.9

4,574

4,359

Profit for the year

3.8

(2,844)

(2,739)

Taxation

(41.3)

(437)

(744)

Finance charges

(21.7)

170

217

Investment income

0.8

7,685

7,625

Operating profit

9.7

(17,675)

(16,109)

Operating expenses

(25.8)

213

287

Other income

7.3

25,147

23,447

Operating revenue

%

Sep 06

Sep 05

ZAR million

41% EBITDA

    margin

31% operating

  margin

Six months ended

Mobile
36%
Fixed-
line
64%
Mobile
28%
Fixed-
line
72%
Mobile
26%
Fixed-
line
74%

Segment contribution

September 30, 2006

after inter-segmental eliminations

Operating revenue

Operating profit

Profit attributable to
equity holders

16,388
16,514
2,836
3,050
8,936
8,448
844
781
3,189
3,621
583
614
Sep 05
Sep 06
Total
Subscription & connections
Traffic
Interconnect
Data
Directories & other

Fixed-line revenue

0.7%

(5.5%)

7.5%

(7.5%)

13.5%

3.5%

Data

revenue

up

13.5%

ZAR million

Before inter-segmental eliminations

2,966
2,735
1,667
1,432
3,821
3,788
482
493
Local
Long distance
Fixed-to-mobile
International outgoing
Sep 05
Sep 06

Traffic revenue

ZAR million

(7.8%)

(14.1%)

(0.9%)

2.3%

The above items have been impacted by:

Local: F-M substitution, ADSL take up and bundled products

Long-distance: product bundles (e.g. Closer), tariff reduction and VoIP
(especially inter-branch)

Fixed-to-mobile: substitution and wider discount plans

International outgoing: tariff reductions which led to volume uptake

11,156
11,501
3,143
3,610
3,129
3,099
1,437
1,606
945
1,066
367
386
2,135
1,734
Total
Employee expenses
Payments to operators
SG&A
Services rendered
Operating leases
Depreciation & amortisation
Sep 05
Sep 06

Increase
mainly

due to

higher

employee

expenses

ZAR million

Fixed-line operating expenses

3.1%

(18.8%)

(1.0%)

11.8%

12.8%

5.2%

14.9%

Before inter-segmental eliminations

Fixed-line profitability

(9.9)

42.0

46.6

EBITDA margin (%)

(9.3)

6,936

7,647

EBITDA

(6.3)

31.5%

33.6%

Operating profit margin (%)

(5.6)

5,202

5,512

Operating profit

%

Sep 06

Sep 05

ZAR million

Operating profit margin

%

8,088
9,733
Sep 05
Sep 06

5,995
7,274
Sep 05
Sep 06

Mobile profitability

Mobile operating

revenue

ZAR million

Mobile operating
expenses

Maintaining
EBITDA
margin

through

revenue
growth

20.3%

21.3%

ZAR million

44.6
23.2
41.6
Sep 05
Mar 06
Sep 06

13.0
25.6
11.9
Sep 05
Mar 06
Sep 06

6.6

11,659

10,935

Net debt

3.5

55,351

53,503

Total equity and liabilities

4.8

15,203

14,510

Current liabilities

(16.0)

12,148

14,470

Non-current liabilities

14.2

28,000

24,523

Capital and reserves

3.5

55,351

53,503

Total assets

(3.3)

10,269

10,624

Current assets

5.1

45,082

42,879

Non-current assets

%

Sep 06

Sep 05

ZAR million

Group balance sheet

41.6% net debt

to equity

11.9% return

on assets1

1. Not annualised

Group cash flow

(47.2)

1,396

2,645

Free cash flow

(83.9)

153

951

Cash at end of period

(208.6)

(4,147)

(1,344)

Net decrease in cash

(195.1)

(817)

859

Financing activities

33.3

(4,102)

(3,078)

Investing activities

(11.8)

772

875

Cash from operating activities

(2.5%)

(4,726)

(4,848)

Dividend paid

4.9

9,046

8,625

Cash generated from operations

%

Sep 06

Sep 05

ZAR million

4, 190
3,096
2,619
1,858
1,238
1,571
Fixed-line
Mobile
Group
Sep 05
Sep 06

15.9
11.3
15.3
16.1
13.2
16.7
Fixed-line
Mobile
Group
Sep 05
Sep 06

Capital investment

Capital expenditure

In ZAR million

Capex to revenue

%

Capital
expenditure

slightly

below

2007

guidance

35.3%

26.5%

Financial outlook

EBITDA margin at March 2007 expected to be at the

higher end of, or slightly above the guidance levels due

to slower start-up of Neotel market share losses and

non-implementation of FAC, NP and CPS

Fixed-line capital expenditure in 2007 is expected to be
18% - 22% of revenue as we invest for capacity and
network evolution

Debt levels are targeted to a group net debt to equity
ratio of 50% - 70%

The way forward

Papi Molotsane

Expansion opportunities

Continuous focus on telephony and convergence opportunities

The offer price constitutes R9 per
share plus a payment by BCX of a
special dividend of 25 cents per
share

Competition Commission has agreed
to refer the matter to the Competition
Tribunal by November 17, 2006

Pre-hearing at Competition Tribunal
scheduled for November 24, 2006

Converged opportunities locally
and globally

Including fixed/mobile, data and
other converged technology
opportunities

Commercial agreements for
technology utilisation

Vodacom/Vodafone

BCX

Other considerations

Importance to Telkom

Product offering

Target market

Telkom

Telkom Media

A combination of telecommunication; broadband and media taking
Telkom into the converged future

Provides up-selling opportunities with content & Value Added Services

Addressing competition and commoditisation of voice

Diversifying revenue streams

Basic package: positioned for price sensitive market, LSM 6-8

Large un-serviced pay TV market in residential areas and small businesses

Advanced package:  catering for high-end Information,
Communication and Entertainment (ICE) customers

TV content, video on demand, portals, music and games

Offered through fixed-line network, satellite, Internet and mobile network

Interactive communication services through Triple Play bundles

Relevance and affordability are key

NGN future

The drivers are cost reduction and new
products and services for revenue
generation

To achieve this the following are
necessary:

a single, IP-centric network

the separation of the service and
service control layer from the network
to allow rapid deployment of new
services

the capability of supporting multiple
service - Triple Play

Thank you

Investor Relations:

Nicola White

Tel: +27 12 311 5720

Fax: +27 12 311 5721

E-Mail: whitenh@telkom.co.za